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                             July 20, 2020

       Christopher C. Schreiber
       Executive Chairman of the Board
       Akers Biosciences, Inc.
       201 Grove Road
       Thorofare, New Jersey 08086

                                                        Re: Akers Biosciences,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 13, 2020
                                                            File No. 001-36268

       Dear Mr. Schreiber:

              We have conducted a targeted reviewed your filing and have the following comment. Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 13 ,2020

       Proposal 1, page 7

   1. We note that in Proposals 1 and 2, pursuant to Nasdaq listing requirements, you seek approval from
shareholders for: (1) the issuance of common stock in excess of 20% of your outstanding common
stock upon conversion of Series D convertible preferred stock;
                                                        and (2) the possible
future issuance of common stock in excess of 20% of your
                                                        outstanding common
stock in connection with future potential milestone payments; both of which are pursuant
to your acquisition of Cystron Biotech, Inc., as set forth in the membership interests
purchase agreement, as amended. We note the stock will be
                                                        issued to members of
Cystron Biotech, LLC, and to the extent shareholders do not
                                                        approve each proposal,
you are required to continue seeking shareholder approval every six months until
shareholders do approve. Please revise your preliminary proxy statement to provide the
disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as
applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with
analysis supporting why such disclosure is not required.
 Christopher C. Schreiber
FirstName  LastNameChristopher C. Schreiber
Akers Biosciences, Inc.
Comapany
July       NameAkers Biosciences, Inc.
     20, 2020
July 20,
Page  2 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences